SIGNATURE



	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                      UNITIL Resources, Inc.





                                      By:    /s/  Gail A. Siart

                                                Gail A. Siart
                                                 Treasurer



Dated:  February 28, 1996

                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





________________________________________________________________________

Application of UNITIL Corporation     )
                                      )       CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1      )       RULE 24 UNDER THE PUBLIC
                                      )       UTILITY HOLDING COMPANY
(File No. 70-8074)                    )       ACT OF 1935

________________________________________________________________________

     Pursuant to the requirements of Rule 24 under the Public Utility
Holding Company Act of 1935, UNITIL Corporation, on behalf of itself and its subsidiary, UNITIL Resources, Inc. hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving the formation of a subsidiary company to provide consulting services to non affiliates (HCAR. No. 25816; File No. 70-8074; May 24, 1993).

Exhibit

Exhibit A -	Description of the various consulting and other activities
            undertaken by UNITIL Resources, Inc.

Exhibit B -	Statement of the amount of funds invested by UNITIL in UNITIL
            Resources, Inc.

Exhibit C -	Description of staffing.

Exhibit D -	Description of the intellectual property.

Exhibit E -	Financial Statements.





                                                                  EXHIBIT A
                                                                  Page 1 of 1


Description of Various Consulting and Other Activities Undertaken by UNITIL Resources Inc:


     Staff providing services under the assignments listed below (unless otherwise indicated) are located at UNITIL Service Corp. (UNITIL Service), 216 Epping Road, Exeter, NH 03833, where most client work is performed.
From time to time staff visit other locations, predominately in New England, representing client interests.

A. Great Bay Power Corporation (GBP) Marketing Agent. UNITIL Resources provided marketing services during the fourth quarter of 1995 for power sales from GBP's 12.1324% ownership interest in the Seabrook nuclear power station, pursuant to a Marketing Agent Agreement between GBP and UNITIL Corporation dated April 1, 1993. Services provided by UNITIL Resources in the fourth quarter of 1995 involved the marketing of power in the wholesale market, and charges to GBP under this contract totalled $98,563 in the fourth quarter of 1995. This consulting contract was concluded effective December 31, 1995.


B. Great Bay Power Corporation (GBP) Management and Administrative Services. UNITIL Resources provided comprehensive management and administrative services to GBP during the fourth quarter of 1995, in a variety of functional areas including accounting, budgeting, finance, risk management (insurance), overview of plant operations, and general management. These services were being provided pursuant to a Management and Administrative Services Agreement between GBP and UNITIL Corporation dated November 23, 1994, and charges to GBP under this contract totalled $161,131 in the fourth quarter of 1995.
This consulting contract was concluded effective December 31, 1995.


C. Kingston-Warren Corporation Consultancy. An agreement was signed as of December 30, 1994 between UNITIL Resources and Kingston-Warren Corporation (K-W) under which UNITIL Resources will assist K-W in the conduct of studies relating to alternatives to K-W's current retail power supply arrangements. No charges have been assessed to date on this contract.

                                                                  EXHIBIT B

Statement of the Amount of Funds Invested by UNITIL Corporation in UNITIL Resources, Inc.:


     The initial investment in UNITIL Resources, Inc. was $10,000. There has been no further investment.






                                                                   EXHIBIT C


Description of Staffing:

     Staff involved in providing service to UNITIL Resources, Inc. (UNITIL Resources) are located at UNITIL Service Corp. (UNITIL Service). Service is provided to UNITIL Resources pursuant to a service agreement between UNITIL Service and UNITIL Resources dated July 1, 1993. Services provided by UNITIL Service during the fourth quarter of 1995 included power brokering, regulatory, finance, accounting, and administrative services and ranged in number from twenty-seven to thirty-three employees on a part-time basis each month. The following are the percentages of UNITIL Service time each month that were expended on UNITIL Resources activities in the fourth quarter of 1995:



           October	  3.40%

          November  	3.60%

         	December  	3.40%

                                                                   EXHIBIT D


Description of the Intellectual Property:


     No intellectual property was purchased or received during the quarter.

                                                                   EXHIBIT E


                          UNITIL Resources, Inc.
             (A Wholly-owned Subsidiary of UNITIL Corporation)

                         STATEMENTS OF EARNINGS
                               (UNAUDITED)

                                 Three Months Ended       Twelve Months Ended
                                    December 31,              December 31,
                                  1995        1994         1995         1994

Revenues                        $259,694    $328,960     $910,954     $594,560

Operating Expenses:
  Administrative and General     165,761     249,726      583,075      474,462
   Total Operating Expenses      165,761     249,726      583,075      474,462
Operating Income                  93,933      79,234      327,879      120,098

Nonoperating Income                3,459         549        3,669        2,192

Earning Before Income Taxes       97,392      79,783      331,548      122,290
Income Taxes:
  Current Federal                 30,758      25,200      104,908       38,859
  Current State                    6,817       5,585       23,208        8,567
   Total Income Taxes             37,575      30,785      128,116       47,426

Net Income                       $59,817     $48,998     $203,432      $74,864

                                                                   Exhibit E
                                                                   Page 2 of 4

                          UNITIL Resources, Inc.
            (A Wholly-owned Subsidiary of UNITIL Corporation)

                             BALANCE SHEETS
                               (UNAUDITED)

                                             December 31
ASSETS:                                 1995            1994

Current Assets:
  Cash                                $411,781         $98,715
  Accounts Receivable                      258          65,565
  Unbilled and Accrued Revenue           4,181           8,948
   Total Current Assets                416,220         173,228

Deferred Debits                           --             1,483

Total Assets                          $416,220        $174,711


LIABILITIES AND
 STOCKHOLDERS EQUITY:

Current Liabilities:
  Accounts Payable                     $50,862         $52,003
  Taxes Accrued & Other                 21,663         (17,556)
   Total Current Liabilities            72,525          34,447

Stockholder's Equity:
  Common Stock, $1.00 par value
   Authorized - 10,000 shares
   Outstanding - 10,000 shares             100             100
  Premium on Common Stock                9,900           9,900
  Retained Earnings                    333,695         130,264
   Total Stockholder's Equity          343,695         140,264

Total Liabilities and Equity          $416,220        $174,711



                                                                   Exhibit E
                                                                   Page 3 of 4

                         UNITIL Resources, Inc.
         (A Wholly-owned Subsidiary of UNITIL Corporation)

                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)


                                      	For the Twelve Months Ended
                                               December 31,
                                            1995            1994
Net Cash Flow from Operating Activities:
 Net Income                               $203,432         $74,864


 Change in Assets and Liabilities
  (Increase) Decrease in:
   Accounts Receivable                      65,307          63,510
   Unbilled and Accrued Revenue              4,766          14,237
   Deferred Debits                           1,484          60,878
 Increase (Decrease) in:
   Accounts Payable                         (1,141)        (76,690)
   Taxes Accrued & Other                    39,218         (42,461)
 Net Cash Provided by Operating Activities 313,066          94,338


 Net Increase in Cash                      313,066          94,338
 Cash at beginning of year                  98,715           4,377
 Cash at December 31,                     $411,781         $98,715

                                                                   Exhibit E
                                                                   Page 4 of 4


                        UNITIL Resources, Inc.
        (A Wholly-owned Subsidiary of UNITIL Corporation)

                   STATEMENTS OF RETAINED EARNINGS
                             (UNAUDITED)


                                        For the Three Months Ended
                                               December 31,
                                            1995            1994

Retained Earnings, Beginning of Period    $273,879         $81,266

Net Income                                  59,817          48,998

Retained Earnings, End of Period          $333,696        $130,264







                                        For the Twelve Months Ended
                                               December 31,
                                            1995            1994

Retained Earnings, Beginning of Period    $130,264         $55,400

Net Income                                 203,432          74,864

Retained Earnings, End of Period          $333,696        $130,264